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                           January 11, 2022

       Robert Powers
       Senior Vice President and Chief Financial Officer
       Ocean Power Technologies, Inc.
       28 Engelhard Drive, Suite B
       Monroe Township, NJ 08831

                                                        Re: Ocean Power
Technologies, Inc.
                                                            Form 10-K for
Fiscal Year Ended April 30, 2021
                                                            Filed July 19, 2021
                                                            File No. 001-33417

       Dear Mr. Powers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended April 30, 2021

       Item 9A. Controls and Procedures, page 39

   1.                                                   Although you refer in
Item 9A to your Management   s Report on Internal Control over
                                                        Financial Reporting,
which you disclose is provided on page F-2, no such report has been included in your Form
10-K. Accordingly, please amend your Form 10-K to provide your
                                                        Management   s Report
on Internal Control over Financial Reporting as required by Item
                                                        308 of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Powers
Ocean Power Technologies, Inc.
January 11, 2022
Page 2

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameRobert Powers                        Sincerely,
Comapany NameOcean Power Technologies, Inc.
                                                       Division of Corporation
Finance
January 11, 2022 Page 2                                Office of Energy &
Transportation
FirstName LastName